

05041230

AM 3-23-2005

SECURITIES AND ... SSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 44344

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: H. Rivkin & Company Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12 West Delaware Avenue
(No. and Street)

Pennington (City) New Jersey (State) 08534-3201 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

~~Anthony V Bruno, CPA~~ ~~718 273 3362~~
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bruno, Cicero & LoVerde CPA's P.C.
(Name – *if individual, state last, first, middle name*)

1336 Forest Avenue (Address) Staten Island, (City) New York (State) 10302 (Zip Code)

PROCESSED
MAR 3 1 2005
THOMSON
FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AM 3/31/2005


RECEIVED
MAR

OATH OR AFFIRMATION

I, Harold Rivkin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of H. Rivkin & Company Inc, as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

President

Title



Notary Public

JOAN M. CHANDLER
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires 7/23/2008

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

H. RIVKIN AND COMPANY, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2004

H. RIVKIN AND COMPANY, INC.

FINANCIAL STATEMENTS
WITH INDEPENDENT AUDITOR'S REPORT


Bruno
Cicero &
LoVerde, P.C.

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors of
H. Rivkin and Company, Inc.

We have audited the accompanying statements of financial condition of H. Rivkin and Company, Inc. as of December 31, 2004 and December 31, 2003 and the related statements of income and retained earnings, changes in stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as, evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial condition referred to above, presents fairly in all material respects the financial position of H. Rivkin and Company, Inc. as of December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 10 - 13 are presented for purposes of additional analysis and are not required parts of the basic financial statements, but are supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied to our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Bruno, Cicero & Lo Verde

BRUNO, CICERO & LO VERDE
Certified Public Accountants

February 23, 2005

1336 Forest Ave • Staten Island, NY 10302 • Tel: (718) 273-3362 • Fax: (718) 273-7681 • Fax: (718) 273-4262

H. RIVKIN AND COMPANY, INC.
STATEMENTS OF FINANCIAL CONDITION

ASSETS

	December 31, 2004	December 31, 2003
CURRENT ASSETS		
Cash	$ 4,972	$ 4,119
Brokers' receivable	125,652	70,652
Inventory - securities	151,326	179,982
Prepaid expenses	10,380	10,325
Deferred tax asset	45,081	51,412
Total Current Assets	337,411	316,490
PROPERTY, PLANT and EQUIPMENT		
Machinery and equipment	28,248	28,248
Furniture and fixtures	18,375	18,375
	46,623	46,623
Less: accumulated depreciation	46,623	46,623
Total Property, Plant and Equipment	-	-
TOTAL ASSETS	**$ 337,411**	**$ 316,490**

LIABILITIES AND STOCKHOLDERS' EQUITY

	December 31, 2004	December 31, 2003
CURRENT LIABILITIES		
Payroll taxes payable	7,288	6,413
Accrued expenses	8,100	7,600
Total Current Liabilities	15,388	14,013
LONG TERM LIABILITIES		
STOCKHOLDERS' EQUITY		
Common stock - par value $.01		
Authorized - 200,000 shares		
Issued - 25,500 shares	70,000	70,000
Additional paid-in capital	149,659	149,659
Retained earnings	102,364	82,818
Total Stockholders' Equity	322,023	302,477
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**$ 337,411**	**$ 316,490**

The accompanying notes and Independent Auditor's Report should be read in conjunction with the financial statements

H. RIVKIN AND COMPANY, INC.
STATEMENTS OF INCOME AND RETAINED EARNINGS
FOR THE YEARS ENDED DECEMBER 31, 2004 & 2003

	2004	2003
REVENUE		
Commission income	$ -	$ 6,973
Trading income	554,764	703,179
	-	-
Total Revenue	554,764	710,152
COST OF SALES	-	-
Gross Profit	554,764	710,152
OPERATING EXPENSES		
Officer's salaries	-	209,000
Office salaries	405,885	298,546
Depreciation & amortization	-	-
Advertising & promotion	609	1,166
Travel & entertainment	14,860	23,193
Telephone	11,837	11,749
Rent	31,200	22,000
Legal & professional services	14,076	15,561
Licenses & registration	5,192	4,138
Payroll & miscellaneous taxes	29,828	37,476
Dues, publications, & seminars	5,398	15,327
Office, stationary & printing	11,897	6,722
Postage & delivery	4,158	3,401
Insurance	23,589	20,975
Auto lease expense	4,126	4,946
Utilities repairs & maintenance	2,691	1,494
Bank charges & miscellaneous	1,128	1,201
Pension expense	-	10,000
Total Operating Expenses	566,474	686,895
Income (Loss) From Operations	(11,710)	23,257
OTHER INCOME (EXPENSE)		
Interest & dividend income	4,174	5,712
Interest expense	(265)	(1,094)
Unrealized gain (loss)	31,171	42,446
Realized loss	-	-
Miscellaneous income	3,007	-
Other Income (Expense) - Net	38,087	47,064
Income before income tax	26,377	70,321
Income tax provision	(500)	(3,461)
Deferred tax benefit (expense)	(6,331)	(16,387)
NET INCOME	19,546	50,473
Retained earnings - beginning of the year	82,818	32,345
Retained earnings - end of the year	$ 102,364	$ 82,818

The accompanying notes and Independent Auditor's Report should be read in conjunction with the financial statements

H. RIVKIN AND COMPANY, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2004 & 2003

	Total	Common Stock Par Value .01	Additional Paid-in Capital	Retained Earnings
Balance at beginning of year - January 1, 2003	$ 252,004	$ 70,000	$ 149,659	$ 32,345
Additional Paid-in Capital	-		-	-
Net Income - December 31, 2003	50,473			50,473
Stockholders' equity at December 31, 2003	302,477	70,000	149,659	82,818
Net Income December 31, 2004	19,546			19,546
Stockholders' equity at December 31, 2004	$ 322,023	$ 70,000	$ 149,659	$ 102,364

The accompanying notes and Independent Auditor's Report should be read in conjunction with the financial statements

H. RIVKIN AND COMPANY, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2004 & 2003

	2004	2003
Cash Flows From Operating Activities		
Net Income	$ 19,546	$ 50,473
Adjustments to reconcile net income to net cash flows used by operating activities		
Depreciation and amortization	-	-
Unrealized/Realized (gain) loss	(31,171)	(42,446)
Deferred tax (benefit) expense	6,331	16,387
(Increase) in brokers' receivable	(55,000)	(23,272)
(Increase) Decrease in inventory account	59,827	(434)
(Increase) in prepaid expenses & deposits	(55)	(5,405)
Decrease in due from affiliate		-
Increase (Decrease) in accrued commissions, payroll	-	-
taxes & other expenses	1,375	(1,144)
NET CASH PROVIDED BY (USED BY) OPERATING ACTIVITIES	853	(5,841)
NET INCREASE (DECREASE) IN CASH	**853**	**(5,841)**
CASH AT BEGINNING OF YEAR	**4,119**	**9,960**
CASH AT END OF YEAR	**$ 4,972**	**$ 4,119**

The accompanying notes and Independent Auditor's Report should be read in conjunction with the financial statements

Note 1 - Summary of Significant Accounting Policies

This summary of significant accounting policies of H. Rivkin and Company, Inc. is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, who are responsible for their integrity and objectivity.

Business Activity

The Company is a registered broker dealer with the National Association of Securities Dealers (NASD) and is active in the secondary market for corporate bonds and bank loans.

Method of Accounting

The books of account reflect transactions on the accrual method of accounting. For income tax reporting, the Company has adopted the cash method.

Property and Equipment

Property and equipment are carried at cost. For property acquired in prior years, the straight-line method is used. Under this method, depreciation is provided by using recovery lives of 5 years for equipment and 7 years for furniture and fixtures.

Statement of Cash Flows

The Company in compliance with Federal Accounting Standard Board (FASB) No. 95, has adopted the cash flow method of presenting its statement of changes in financial position.

Income Taxes

Income taxes are based on financial statement income with a deferred tax provision (if applicable) to reflect the tax effect of timing differences between financial statement income and taxable income. Effective January 1, 1993, the Company has adopted the Financial Accounting Standards Board No. 109 for its accounting of income taxes. This standard requires an asset and a liability approach for financial accounting and reporting for income taxes and supercedes all other prior accounting pronouncements on this matter.

The objectives of accounting for income taxes are to recognize the amount of taxes payable or refundable for the current year and deferred tax liabilities and assets for the future tax consequences of events that have been recognized in the Company's financial statements or tax returns. A current tax liability or asset is recognized for the estimated taxes payable or refundable on tax returns for the current year. A deferred tax liability or asset is recognized for the future tax attributable to temporary differences and/or carryforwards. (See Note 8).

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Transactions

Securities transactions (and related commission revenue and expenses if applicable) are recorded on a settlement date basis.

Note 2 - Brokers' Receivable

The clearing and depository operations for the Company's transactions are provided by Southwest Clearing Corporation At December 31, 2004 & 2003 the account balances of $125,652 and $70,652 represented trading profits settled in 2004 & 2003 respectively that had not been transferred by the clearing house until 2005 & 2004 respectively.

Note 3 - Inventory - Securities

The inventory - securities account balances at December 31, 2004 & 2003 of $151,326 and $179,982 respectively is stated at the quoted market values with the resulting unrealized gain or loss reflected in the statement income.

Note 4 - Prepaid Expenses

Prepaid expenses at December 31, 2004 & 2003 are summarized as follows:

	2004	2003
Prepaid dues & registration fees	$ 2,674	$ 6,856
Prepaid - other	7,706	3,469
	$ 10,380	$ 10,325

Note 5 - Commitments

Minimum annual rental lease commitments for the main office and equipment are as follows:

2005 (New Jersey)	$31,200

Note 6 - Net Capital Requirement

As a registered broker-dealer and member firm of the National Association of Securities Dealers, Inc., the Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission. It computes its net capital under the aggregate indebtedness method, which requires that minimum net capital be equal to the greater of $100,000 or 6 2/3% of aggregate indebtedness, as defined. At December 31, 2004, the Company had net capital of $238,360, which exceeded its required net capital by $138,360.

Note 7 - Income Taxes

Current income taxes are based on the taxable income for the year, as measured by the current year's tax returns. The deferred tax adjustment is the amount required to adjust the deferred tax asset to that expected benefit to be incurred in future years. An assumption inherent in an enterprise's statements of financial position prepared in accordance with generally accepted accounting principles is that reported amounts of assets and liabilities will be recovered and settled, respectively. Based on that assumption, the deferred tax asset has been estimated using the tax rates in effect at the present time.

Reconciliation between financial statement income and taxable income at December 31, 2004 is as follows:

Financial statement income before taxes	$ 26,377
Adjustments for:	
Permanent differences	7,430
Temporary differences	(85,726)
Federal taxable income	$ 51,919

The above reconciliation resulted in deferred tax expense reflected in the statement of income and retained earnings as follows:

Federal	$ 3,957
State	2,374
	$ 6,331

Note 8 - Pension Plan

During 1997, the company established a retirement plan, which covers substantially all employees, as defined in the plan document. No pension contributions were made for the year ended December 31, 2004.

H. RIVKIN AND COMPANY, INC.
SUPPLEMENTARY INFORMATION
STATEMENT OF NET CAPITAL
PURSUANT TO SEC RULE 15C3-1
DECEMBER 31, 2004

TOTAL ASSETS	$ 337,411
LESS TOTAL LIABILITIES	15,388
NET WORTH	322,023
ADD SUBORDINATED LOANS	-
ADJUSTED NET WORTH	322,023
LESS NON-ALLOWABLE ASSETS	55,461
CURRENT CAPITAL	266,562
LESS HAIRCUTS	28,202
NET CAPITAL	238,360
REQUIRED NET CAPITAL	100,000
EXCESS NET CAPITAL	$ 138,360
AGGREGATE INDEBTEDNESS	**$ 15,388**
AGGREGATE INDEBTEDNESS TO NET CAPITAL	**6.46 %**

H. RIVKIN AND COMPANY, INC.
SUPPLEMENTARY INFORMATION
HAIRCUT ANALYSIS
DECEMBER 31, 2004

POSITION

SECURITIES SUBJECT TO 40% H. C.			
LONG	$	0	
SHORT	$	0	
SECURITIES SUBJECT TO 15% H. C.			
LONG	$	151,326.00	
SHORT			
TNC	$	274,161.00	

HAIRCUTS

1. -40% H. C.				
LONG	$	0.00 x 40%	$	
SHORT	$	0.00 x 40%	$	-
2. -15% H. C. ON THE GREATER OF THE LONG OR SHORT				
LONG	$0.00	x 15%	$	22,698.90

EXCESS HAIRCUT:

THE LESSER OF LONG OR SHORT	$	0.00		
LESS 25% OF THE GREATER OF THE LONG OR SHORT POSITION	$	(37,831.50)		
EXCESS 15% x	$	0.00	$	-

UNDUE CONCENTRATION: (based on 10.00% TNC)

ANY SECURITY > 500 SHARES & > $23,794.50

STOCK VAL.	$ 0.00	100% H. C.	UNDUE CONC.		
$38,274.00	$27,416.00	15%	$1,628.69		
$31,710.00	$27,416.00	15%	$644.09		
$0.00	$0.00	15%	$0.00		
	TOTAL OF UNDUE CONCENTRATION			$	2,272.78

OTHER HAIRCUT:

TYPE	BALANCE	HAIRCUT	SUBTOTAL		
MBNA Capital	$22,000.00	8.50%	$1,870.00		
Rapid American	$16,000.00	8.50%	$1,360.00		
TOTAL OF OTHER HAIRCUT				$	3,230.00
TOTAL HAIRCUT				**$**	**28,201.68**

H. RIVKIN AND COMPANY, INC.
SUPPLEMENTARY INFORMATION
SCHEDULE OF NON-ALLOWABLE ASSETS
DECEMBER 31, 2004

ACCOUNT NAME	AMOUNT
PREPAID EXPENSES	$ 10,380
DEFERRED TAX ASSETS	45,081
TOTAL NON-ALLOWABLE ASSETS	$ 55,461

H. RIVKIN AND COMPANY, INC.
SUPPLEMENTARY INFORMATION
SCHEDULE OF AGGREGATE INDEBTEDNESS
DECEMBER 31, 2004

ACCOUNT NAME	AMOUNT
PAYROLL TAXES PAYABLE	$ 7,288
ACCRUED EXPENSES	8,100
TOTAL AGGREGATE INDEBTEDNESS	$ 15,388